UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   September 12, 2002

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-33049	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

Pepco Holdings, Inc. will hold its 2003 Annual Meeting on April 25, 2003 at a place and time to be determined. Shareholder proposals must be received by Pepco Holdings by November 1, 2002 in order to be considered for inclusion in the proxy statement for that meeting. Additionally, Pepco Holdings' by-laws contain an advance notice provision which requires that for a shareholder to bring business properly before an annual meeting, the shareholder must give timely written notice to Pepco Holdings' Secretary at 701 Ninth Street, N.W., Washington, D.C. 20068, not less that 100 days nor more than 120 days prior to the meeting. For the 2003 Annual Meeting, shareholder notices must be received between December 26, 2002 and January 15, 2003. The shareholder's notice must set forth a description of the business desired to be brought before the meeting and the reasons for conducting the business at the annual meeting, the name and record address of the shareholder, the class and number of shares owned by the shareholder and any material interest of the shareholder in the proposed business.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

By: D. R. WRAASE
Dennis R. Wraase
President and Chief Operating Officer

September 12, 2002
DATE